POWERSHARES DB MULTI-SECTOR COMMODITY TRUST

C/O INVESCO POWERSHARES CAPITAL MANAGEMENT LLC

3500 LACEY ROAD, SUITE 700

DOWNERS GROVE, ILLINOIS 60515

February 19, 2016

Tom Kluck

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	PowerShares DB Multi-Sector Commodity Trust (the “Company”)

Registration Statement on Form S-3 (File Nos. 333-209437; 333-209437-01; 333-209437-02;

333-209437-03; 333209437-04; 333-209437-05)

Dear Mr. Kluck:

We hereby request that the effective date for the above-captioned Registration Statement be accelerated so that it will be declared effective under the Securities Act of 1933, as amended, on or about February 22, 2016, or as soon thereafter as reasonably practicable.

We hereby acknowledge that:

1.	the Securities and Exchange Commission (the “Commission”), or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, having declared this filing effective, it does not foreclose the Commission from taking any action with regard to the filing;

2.	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in this filing; and

3.	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

POWERSHARES DB MULTI-SECTOR COMMODITY TRUST

By:	Invesco PowerShares Capital Management LLC, its Managing Owner

By:	/s/ Anna Paglia
Name:	Anna Paglia
Title:	Head of Legal